Exhibit 99.5

The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 4.300% Global Debentures Series HF due July 27, 2033.

Filing Fee	previously paid
Underwriting Expenses and Costs	US$125,000
Legal Fees and Miscellaneous Expenses	US$129,800

Total	US$254,800